FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

October 27,2004

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

             On October 25,2004, Syneron Medical Ltd. (the “Company”) issued a press release regarding FDA approval of Syneron’s Aurora and its derivative systems for permanent hair reduction for all skin types.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated October 25, 2004, announcing FDA approval of Syneron Aurora and its derivative systems for permanent hair reduction for all skin types.

              On October 11,2004, Syneron Medical Ltd. (the “Company”) issued a press release regarding Syneron submission of defense against frivolous lawsuit by Shladot as well as its counter-suit against Shladot and specific Shladot executives for damages incurred of NIS 10 M.

The following document is attached hereto and incorporated by reference herein:

Exhibit 2	Press release, dated October 11, 2004, announcing submission of defense against frivolous lawsuit by Shladot as well as counter-suit against Shladot and specific Shladot executives for damages incurred of NIS 10 M.

             On October 8,2004, Syneron Medical Ltd. (the “Company”) issued a press release regarding Health Canada approval of Syneron’s Vela device for body contouring and treatment of cellulite. The following document is attached hereto and incorporated by reference herein:

Exhibit 3	Press release, dated October 8, 2004, announcing Health Canada approval of Syneron’s Vela device for body contouring and treatment of cellulite.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: October 27, 2004